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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Xinyuan Real Estate Co., Ltd.
(Translation of registrant's name into English)
(Name of Issuer)
Common Shares
(Title of Class of Securities)
98417P105
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS EI Fund II China, LLC [20-5400029]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,603,912

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		18,603,912

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	18,603,912

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.47%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

1	NAMES OF REPORTING PERSONS EI Fund II, L.P. 98-0485417

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☒
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,603,912

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		18,603,912

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	18,603,912

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.47%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

1	NAMES OF REPORTING PERSONS EI Fund II GP, LLC 76-0819336

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☒
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,603,912

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		18,603,912

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	18,603,912

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.47%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

1	NAMES OF REPORTING PERSONS Chai Trust Company, LLC 36-6934216

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☒
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		18,603,912

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		18,603,912

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	18,603,912

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.47%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

Schedule 13G

Item 1.

	(a)	Name of Issuer: Xinyuan Real Estate Co., Ltd. (Translation of registrant’s name into English)

	(b)	Address of Issuer’s Principal Executive Offices:

No. 18 Xinyuan Rd
Zhengzhou
Henan China F4 450011

Item 2.

	(a)	Names of Persons Filing:

EI Fund II China, LLC
EI Fund II, L.P.
EI Fund II GP, LLC
Chai Trust Company, LLC

	(b)	Addresses of Principal Business Offices or, if none, Residences:

EI Fund II China, LLC
EI Fund II, L.P.
EI Fund II GP, LLC
each c/o Equity International, Ltd.
Two North Riverside Plaza
Chicago, IL 60606

Chai Trust Company, LLC
c/o Equity Group Investments, L.L.C.
Two North Riverside Plaza
Chicago, IL 60606

	(c)	Citizenship:

EI Fund II China, LLC — United States
EI Fund II, L.P. — Cayman Islands
EI Fund II GP, LLC —United States
Chai Trust Company, LLC — United States

	(d)	Title of Class of Securities: Common Shares and American Depositary Shares representing Common Shares of the Issuer

	(e)	CUSIP Number: 98417P105

Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or §§240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

EI Fund II China, LLC, a Delaware limited liability company, owns 18,603,912 shares of Common Stock of the Issuer, which shares were acquired prior to the Issuer registering such shares of Common Stock in connection with the international initial public offering of the Issuer. EI Fund II, L.P., EI Fund II GP, LLC and Chai Trust Company, LLC all share voting and dispositive power with respect to, and hold indirect beneficial ownership of, such 18,603,912 shares of Common Stock.

	(b)	Percent of class: See the response(s) to Item 11 on the attached cover page(s).

	(c)	Number of shares as to which the Reporting Person has:

(i) Sole power to vote or direct the vote: See the response(s) to Item 5 on the attached cover page(s).

(ii) Shared power to vote or direct the vote: See the response(s) to Item 6 on the attached cover page(s).

(iii) Sole power to dispose or direct disposition of: See the response(s) to Item 7 on the attached cover page(s).

(iv) Shared power to dispose or direct disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008 EI FUND II CHINA, LLC
By:	/s/ Cheryl Engle
Cheryl Engle, Vice President

EIP FUND II, L.P.
By:	EI Fund II, GP, LLC, its General Partner

By:	/s/ Cheryl Engle
Cheryl Engle, Senior Vice President

CHAI TRUST COMPANY, LLC
By:	/s/ James G. Bunegar
James G. Bunegar, Vice President